October 8, 2021

BY EDGAR

Jan Woo

Megan Akst

Kahleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TKB Critical Technologies 1

Registration Statement on Form S-1

Draft Registration Statement originally submitted on May 19, 2021 and amended on August 19, 2021

CIK No. 0001860514

Ladies and Gentlemen:

On behalf of our client, TKB Critical Technologies 1 (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 31, 2021, relating to the Company’s confidential submission of its amended Draft Registration Statement on Form S-1 submitted via EDGAR on August 19, 2021.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Summary Financial Data, page 32

1.	Please revise the total amount of stockholder's equity disclosed in note (1) and (2) to your Summary Financial Data table to agree with your June 30, 2021 interim financial statements.

Response: As requested by the Staff, the Company has revised the total amount of stockholder’s equity disclosed in the footnotes to the Summary Financial Data on page 32.

Risk Factors

We may issue additional Class A ordinary shares or preference shares . . . .page 60

2.

You state that 189,133,333 shares of Class A ordinary shares will be available for issuance immediately after this offering taking into account the shares reserved for the issuance of outstanding warrants, however such amount does not appear to take into account the 20 million shares associated with this offering. Please revise the filing accordingly.

Response: As requested by the Staff, the Company has revised to take into account the 20 million shares associated with the offering.

Capitalization, page 77

3.	Please revise note (6) to the capitalization table to reflect the total proceeds of $200 million.

Response: The Company has revised note (6) to reflect the total proceeds of $200 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

4.	You refer to deferred offering costs on page 79 of $441,826, however, such costs per your June 30, 2021 balance sheet were $435,266. Please revise as necessary.

Response: The Company has revised the figure for deferred offering costs on page 79 in accordance with the financial statements.

Management

Conflicts of Interest, page 113

5.

We note your revision to prior comment 2 where you provided revised disclosure related to the fiduciary duties of directors and officers. To the extent the founders intend for this company to be the first in a series of special purpose acquisition companies, please expand your disclosure here, and include an additional risk factor, highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management competing for business targets. If the founders do not intend for this company to be the first in a series, please advise.

Response: The Company has revised the disclosure in “Conflicts of Interest” on page 113 to expand on its disclosure relating to the potential of the founders participating in a series of special purpose acquisition companies. In addition, the Company has included a new risk factor on page 54 highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 558-3203. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:	Angela Blatteis, Co-Chief Executive Officer, TKB Critical Technologies 1.
cc:	Greg Klein, Co-Chief Executive Officer, TKB Critical Technologies 1.